Exhibit 99.1

Press Release

Cheer Holding, Inc.

Announces Results of its Annual General Meeting

BEIJING, July 8, 2026 (GLOBE NEWSWIRE) – Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding,” “we” or the “Company”), a leading provider of next-generation mobile internet infrastructure and platform services, today announced the results of its 2026 Annual General Meeting (the “AGM”), which was held on July 7, 2026 (local time) in Beijing, China.

At the AGM, the Company’s shareholders:

(1)	re-elected Messrs. Jia Lu and Zhihong Tan as Class I directors of the Company to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2029 Annual General Meeting and until his respective successor is appointed and duly qualified, or until his earlier resignation or removal;

(2)	ratified the appointment of Enrome LLP as the independent registered public accounting firm of the Company for the financial year ending December 31, 2026;

(3)	approved a proposal, as an ordinary resolution, to increase the Company’s authorised share capital from US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each to US$7,500,700.00 divided into 50,000,000 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the creation of an additional 46,666,667 Class A ordinary shares of a par value of US$0.15 each (the “Share Increase Proposal”); and

(4)	approved a proposal, as an ordinary resolution, subject to the approval of the Share Increase Proposal, that the Cheer Holding, Inc. 2026 Equity Incentive Plan be approved and adopted.

About Cheer Holding, Inc.

Cheer Holding is a leading provider of next-generation mobile internet infrastructure and platform services. The Company operates a comprehensive digital ecosystem that integrates platforms, applications, technology, and industry, with a focus on AI-driven content creation, e-commerce, and metaverse development. For more information, please visit ir.gsmg.co.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. In addition, The Company is subject to a number of risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 20, 2026. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

James Li

Email: ir@gsmg.co

Tel: +86 10 6778 2900 (CN)